Orphan Medical, Inc.
                        13911 Ridgedale Drive, Suite 250
                           Minnetonka, Minnesota 55305
                                 (612) 513-6900


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                              ORPHAN MEDICAL, INC.

                                 216,725 Shares

                                  Common Stock


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This prospectus covers the sale of up to 216,725 shares of common stock of
Orphan Medical, Inc. offered for the account of certain selling shareholders. We will not receive any part of the proceeds from the sale and will bear all expenses and fees of registration of the shares.

Our common stock is traded on the Nasdaq National Market under the symbol "ORPH." The closing sale price of the common stock reported by the Nasdaq National Market on November 5, 1999 was $6.375 per share.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SEE THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                The date of this prospectus is November 23, 1999

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                                TABLE OF CONTENTS

                                                                            Page
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Risk Factors..............................................................    3
About Orphan Medical, Inc.................................................   14
Where You Can Find More Information.......................................   14
Selling Shareholders......................................................   15
Plan of Distribution......................................................   16
Legal Matters.............................................................   17
Experts...................................................................   17


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                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A NUMBER OF RISKS, INCLUDING AMONG OTHERS, RISKS ASSOCIATED WITH COMPANIES THAT OPERATE IN THE PHARMACEUTICAL INDUSTRY. THESE RISKS ARE SUBSTANTIAL AND INHERENT IN OUR OPERATIONS AND INDUSTRY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE INFORMATION IN THE REST OF THIS PROSPECTUS, BEFORE BUYING SHARES OF COMMON STOCK.

WE HAVE A HISTORY OF LOSSES, WHICH WE EXPECT TO CONTINUE.

         We have been unprofitable since our inception in January 1993. We expect operating losses in 1999 because anticipated gross profits from product revenues will not offset our operating expenses and additional 1999 spending to advance the development of Xyrem. The amount of these losses may vary significantly from year-to-year and quarter-to-quarter. Our actual losses will depend on, among other factors, the timing of product development, regulatory approval, and market demand for our FDA approved products. We cannot assure you that we will ever generate sufficient product revenues or achieve profitability.

WE CANNOT BE SURE THAT FUTURE CAPITAL WILL BE AVAILABLE TO MEET OUR EXPECTED CAPITAL REQUIREMENTS.

         We expect spending for research and development, and sales and marketing to increase significantly. We estimate our future capital requirements to be:

         * $4.0 million of capital during 1999 to fully implement our current business plan, including the Xyrem development plan, to meet additional sales and marketing requirements related to Busulfex, which we commenced shipping in February 1999, and to maintain our Nasdaq National Market listing.
         * $6.5 million during the next two fiscal years in research and development for the products we currently market and to advance the development of Xyrem.
         * Additional capital would be required if we were to undertake developments of any additional products.

Adequate funds for our operations and continued development, whether from financial markets or from other sources, may not be available when needed on acceptable terms, or at all. If we cannot obtain additional capital, we would have to delay or scale back some or all of our development plans for Xyrem, reduce personnel and general office support spending, and sell or license one or more of our approved products.

LIMITATIONS TO SOURCES OF ADDITIONAL CAPITAL - RESTRICTIONS, COVENANTS AND RIGHTS RELATED TO SENIOR CONVERTIBLE PREFERRED STOCK.

         On July 23, 1998, we completed the sale to UBS Capital of a private placement of $7.5 million of Senior Convertible Preferred Stock. On August 2, 1999, we completed an additional sale to UBS Capital of a private placement of $2.95 million of Series B Convertible Preferred Stock. In conjunction with the issuance of the preferred shares, we agreed to several restrictions and covenants, and granted certain voting and other rights to the holders of the preferred shares. One of the most important of these restrictions is that we cannot incur additional


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indebtedness, except for indebtedness secured solely by our trade receivables, until we have profitable operations, subject to certain limitations. Another important restriction is that, without the approval of a majority of the preferred stockholders, we cannot issue additional equity securities unless the selling price per share exceeds the then conversion price of the outstanding convertible preferred stock or the sale of equity is accomplished in a public offering. The present conversion plan is $8.14 per share for the Senior Convertible Preferred Stock and $6.50 for the Series B Convertible Preferred Stock. These restrictions could make it more difficult and more costly for us to obtain additional capital. We cannot assure you that additional sources of capital will be available to us and, if available, on terms acceptable to us.

POSSIBLE VOLATILITY OF STOCK PRICE AND REDUCED LIQUIDITY OF THE MARKET FOR THE STOCK - LOSS OF NASDAQ NATIONAL MARKET LISTING AND FAILURE TO QUALIFY FOR NASDAQ SMALL CAP MARKET LISTING.

         There is a risk that the market value and the liquidity of the public float for our common stock could be adversely affected in the event we no longer meet Nasdaq's requirements for continued listing on the National Market. For continued listing on the Nasdaq National Market, a company must satisfy a number of requirements, which in our case includes either: (1) net tangible assets in excess of $4.0 million as reported on Form 10-Q or Form 10-K or (2) a market capitalization of at least $50.0 million. At September 30, 1999, our net tangible assets equaled $4.4 million and our market capitalization was approximately $44.5 million (based on the last sale price of $6.75 and 6,588,707 registered shares outstanding as of September 30, 1999). Net tangible assets are defined as total assets less the sum of total liabilities and intangible assets. Market capitalization is defined as total outstanding shares multiplied by the last sales price quoted by Nasdaq. Should we fail in the future to satisfy at least one of the aforementioned Nasdaq listing requirements, our common stock would no longer qualify for listing on the Nasdaq National Market, but would qualify for quotation on the Nasdaq Small Cap Market as long as our net tangible assets exceed $2.0 million. Our ability to raise additional capital and the market value of our common stock could be adversely affected by failing to meet Nasdaq's requirements for listing on either the National Market or the Small Cap Market. The realization of any one or combination of these risks could have a material adverse effect on our business, our prospects and our shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE.

         There is generally significant volatility in the market prices of securities of early stage pharmaceutical companies. Contributing to this volatility are various factors and events:

         * announcements by us or our competitors of new product developments or clinical testing results;
         *        governmental approvals, regulations or actions;
         * developments or disputes relating to patents or proprietary rights;
         *        public concern over the safety of therapies;
         *        fluctuations in financial performance from period to period;
                  and
         * small float or number of shares of our stock available for sale.

         These and other factors and events may have a significant impact on our business and on the market price of the common stock.


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THERE IS A LIMITED MARKET FOR OUR PRODUCTS.

         Most orphan drugs have a potential United States market of less than $25 million annually and many address annual markets of less than $1 million. We cannot assure you that sales of our products will be adequate to make Orphan profitable even if the products are accepted by medical specialists and used by patients.

WE RELY ON THE LIMITED PROTECTION OF THE ORPHAN DRUG ACT.

         Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition." The Orphan Drug Act generally defines "rare disease or condition" as one that affects populations of fewer than 200,000 people in the United States. The Orphan Drug Act provides us with certain limited protections for our products.

         The first level of limited protection is orphan drug designation, which must be requested before submitting a new drug application (referred to in the industry as an "NDA"). After the FDA grants orphan drug designation, it publishes the generic identity of the therapeutic agent and the potential orphan use specified in the request. Orphan drug designation does not constitute FDA approval. In addition, orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory approval process.

         The second level of limited protection is orphan drug status. The Orphan Drug Act confers orphan drug status upon the first company to receive FDA approval to market the designated drug for the designated indication. FDA approval also results in United States marketing exclusivity for a period of seven years, subject to certain limitations. Although obtaining FDA approval to market a product with orphan drug status can be advantageous, we cannot assure you that the scope of protection or the level of marketing exclusivity will remain in effect in the future. In addition, orphan drug status does not provide any marketing exclusivity in foreign markets. Although certain foreign countries provide development and marketing benefits for orphan drugs, we cannot assure you that such benefits can be obtained or, if obtained, will be of material value to us. The FDA has granted us orphan drug status for Antizol, Elliotts B Solution, Cystadane, Sucraid, and Busulfex.

         We have obtained orphan drug designation for Xyrem and plan to submit an NDA for approval next year. Sodium oxybate is the generic identity of the therapeutic agent for Xyrem. Despite orphan drug designation for Xyrem, another pharmaceutical company still may attempt to develop sodium oxybate for the same designated indication as Xyrem or may seek approval of an NDA for their drug prior to the approval of an NDA for Xyrem. If the FDA first approves another sponsor's NDA for sodium oxybate and for the same indication as Xyrem, that sponsor will be entitled to exclusive marketing rights. In that case, the FDA would refrain for seven years from approving our application to market Xyrem. We are aware that the FDA has granted Teva (formerly Biocraft) orphan drug designation for the use of sodium oxybate to treat the symptoms of narcolepsy, however, we have obtained the exclusive right to use Teva's data in our NDA submission. We cannot assure you that the FDA will approve Xyrem first for the designated indication. We also cannot assure you that the FDA will not grant orphan drug designation and marketing approval to other competing products prior to approving our NDA for Xyrem.

         Even if the FDA approves an NDA for a drug with an orphan drug designation, the FDA may still approve the same drug for a different indication, or a molecular variation of the same drug for the same indication. We are aware that the FDA granted to Sparta Pharmaceutical, which has been acquired by SuperGen Inc., orphan drug


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designation for an intravenous busulfan for a closely related indication. If the
FDA approves an NDA for Sparta's drug, Sparta could seek orphan drug status. In addition, the FDA does not restrict doctors from prescribing an approved drug for uses not approved by the FDA for that drug. Thus, a doctor could prescribe another company's drug for indications for which our product has received FDA approval and orphan drug status. Significant "off label" use, that is, prescribing approved drugs for unapproved uses, could adversely affect the marketing potential of any of our products that have received orphan drug status and NDA approval.

         The possible amendment of the Orphan Drug Act by Congress has been the subject of frequent discussion. Although Congress has made no significant changes to the Orphan Drug Act for a number of years, members of Congress have from time to time proposed legislation that would limit the application of the Orphan Drug Act. We cannot assure you that the Orphan Drug Act will remain in effect in its current form. The precise scope of protection that orphan drug designation and marketing approval may afford in the future is unknown. We cannot assure you that the current level of exclusivity will remain in effect.

THE FDA AND FOREIGN REGULATORY AUTHORITIES MUST APPROVE OUR PRODUCTS FOR SALE.

         Government regulation in the United States and abroad is a significant factor in the testing, production and marketing of our current and future products. Each product must undergo an extensive regulatory approval process conducted by the United States Food and Drug Administration and by comparable agencies in other countries. We cannot market any medicine we may develop as a prescription product in any jurisdiction, including foreign countries, in which the product does not receive regulatory approval. The approval process can take many years and requires the expenditure of substantial resources.

         We depend on external laboratories and medical institutions to conduct our pre-clinical and clinical testing in compliance with clinical and laboratory practices established by the FDA. The data obtained from pre-clinical and clinical testing is subject to varying interpretations that could delay, limit or prevent regulatory approval. In addition, changes in FDA policy for drug approval during the period of development and in the requirements for regulatory review of each submitted NDA could result in additional delays or outright rejection.

         We cannot assure you that the FDA or any foreign regulatory authority will approve any product we develop in a timely manner, or at all. Generally, the FDA and foreign regulatory authorities approve only a very small percentage of newly discovered pharmaceutical compounds that enter pre-clinical development. Moreover, even if the FDA approves a product, it may place commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed. This would result in additional cost and delay for further studies to provide additional data on safety or effectiveness.

WE MAY BE SUBJECT TO DEA AND STATE REGULATION OF CONTROLLED SUBSTANCES.

         We have petitioned the FDA to make gamma hydroxy butyrate (GHB), the active ingredient in Xyrem, a controlled substance prior to approval of a marketing application for Xyrem. We expect the FDA to designate Xyrem as a controlled substance. If this happens, the Drug Enforcement Agency as well as the FDA will regulate Xyrem's manufacture and distribution. Orphan Medical supports government regulation of Xyrem as a controlled substance because abuse of GHB has occurred in the past.

         Abuse of GHB has occurred from sources other than Orphan Medical product. We are not aware of any diversion of Xyrem leading to any abuse. We have put systems into place to minimize the potential of any such diversion. However, we cannot assure you that diversion will not occur.

         There are five "Schedules" or levels of control that the DEA can assign to controlled substances. Each schedule relates to a relative level for potential misuse of a drug. Schedule I is the most restrictive; drugs in this schedule have very high potential for misuse and no approved medical use. Heroin, for example, is a Schedule I controlled substance. Schedule II controlled substances, such as morphine, also have a high potential for misuse and a high level of potential for physical and chemical dependence. However,
Schedule II drugs have demonstrated and approved medical uses. Drugs in Schedule IV, such as benzodiazepines or valium, pose less danger of abuse than Schedule III drugs and have accepted medical value. The DEA imposes more strict measures on the manufacture and distribution of Schedule III controlled substances than it does for Schedule IV controlled substances.

         We believe that Xyrem is most appropriately categorized as a Schedule III controlled substance. This may be more restrictive than what Xyrem would receive based on scientific information about the drug and on comparisons with other similar drugs. The requirements of Schedule III, however, may help reduce the risk that Xyrem could be misused. We believe that we can successfully market Xyrem under a Schedule III categorization. If the DEA imposes a more restrictive Schedule on Xyrem, the expense required to complete development and to market Xyrem could be prohibitively high.

         The United States House of Representatives has approved HR 2130 by a margin of 423 to 1. HR 2130 would make GHB, and hence Xyrem, a Schedule I controlled substance with exemptions for products studied under FDA approved Investigational New Drug applications. Upon approval of an NDA by the FDA, Xyrem would become a Schedule III controlled substance with Schedule I penalties for illicit use. A bill with almost identical provisions has been introduced in the Senate (S 1561). We cannot assure you that the Senate bill will be approved, that the House and Senate bills will be combined into a final, unified piece of legislation or that the President will sign a final bill into law.

         In addition, individual states can regulate controlled substances at the same level as or more restrictively than the DEA. While every effort will be made to ensure that regulation by the states is consistent with DEA assigned scheduling, we cannot assure you that state regulation will not impede development or marketing efforts related to Xyrem.

FDA APPROVAL DOES NOT GUARANTEE FINANCIAL SUCCESS.

         Six of our products have been approved for marketing by regulatory authorities in the United States or elsewhere. Even if we obtain FDA approval to market Xyrem, we cannot assure you that Xyrem or our other products will be commercially successful or achieve the expected financial results. We may encounter unanticipated problems relating to the development, manufacturing, distribution and marketing of our products. Some of these problems may be beyond our financial and technical capacity to solve. The failure to adequately address any such problems could have a material adverse effect on our business and our prospects.


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         We cannot completely insulate our drug development portfolio from potential failures. Some products that we have selected for development will not produce the results expected during clinical trials or receive FDA approval. Drugs approved by the FDA may fail to generate product sales of an acceptable level. We have discontinued the development of eleven products from our portfolio since inception: L-Cycloserine in 1994, Glucaric Acid in 1996, and nine other products in 1997. We discontinued the nine products in 1997 in order to focus our development efforts on those products that fit within three selected strategic therapeutic market segments: Antidote, Oncology Support, and Sleep Disorders. In December 1998, we sold our rights to colloidal bismuth subcitrate for $750,000, and are evaluating the potential value of our rights in other discontinued products. Depending on available financing, we may continue to develop one or more of the discontinued products. We cannot assure you that we will continue development on all other proposed products or that we will continue marketing all FDA approved products.

SIGNIFICANT GOVERNMENT REGULATION CONTINUES ONCE A PRODUCT IS APPROVED FOR SALE.

         The FDA's Division of Drug Marketing, Advertising and Communication must approve marketing claims, which are the basis for a product's labeling, advertising and promotion. We cannot be sure that the FDA's division will approve our proposed marketing claims. The failure of the FDA's division to approve our proposed marketing claims could have a material adverse effect on our business and prospects.

         The FDA also requires post-marketing adverse event surveillance programs to monitor the product's side effects. If the surveillance program indicates unsafe side effects, the FDA may withdraw marketing approval of the product.

         The FDA also regulates the manufacturing process for an approved drug. The FDA may impose restrictions or sanctions upon the subsequent discovery of previously unknown problems with a product or manufacturer. One possible sanction is requiring the withdrawal of such product from the market. The FDA must approve any change in manufacturer and most changes in the manufacturing process prior to implementation. Obtaining the FDA's approval for a change in manufacturing procedures or change in manufacturers is a lengthy and costly process and could cause production delays and loss of sales, which would have a material adverse effect on our business and our prospects.

         Certain foreign countries regulate the sales price of a product after marketing approval is granted. We cannot be sure that we can sell our products at satisfactory prices in foreign markets even if marketing approval is granted by foreign regulatory authorities.

WE RELY ON OTHERS FOR PRODUCT DEVELOPMENT OPPORTUNITIES.

         We do not engage in research to identify new pharmaceutical compounds. Instead, we have adopted a license and acquisition strategy to build our product portfolio. This strategy for growth requires us to identify and acquire potential pharmaceutical products targeted at niche markets within selected strategic therapeutic market segments. These products usually require further development and approval by regulatory bodies before they can be marketed. We cannot assure you that any such products can be successfully developed, approved or marketed. We must rely upon the willingness of others to sell or license pharmaceutical product opportunities to us. Other companies, including those with substantially greater resources, compete with us to acquire such products. We cannot assure you that we will be able to acquire rights to additional products on acceptable terms, if at all. Our failure to acquire


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or license new pharmaceutical products within a selected strategic therapeutic market segment or to promote and market commercially successful products within an existing strategic therapeutic market segment could have a material adverse effect on our business and our prospects.

         We have contractual production rights to certain compounds through various license agreements. Generally, the licensor can terminate these agreements:

         *        for cause upon short notice;
         *        if we become insolvent or bankrupt;
         * if we do not apply specified minimum resources and efforts to develop the compound under license; or
         *        if we do not achieve certain minimum royalty payments.

We cannot assure you we can meet all specified requirements and avoid termination of any license agreements. We cannot assure you that if any agreement is terminated, we will be able to enter into similar agreements on terms as favorable as those contained in our existing license agreements.

WE DEPEND ON OTHERS TO MANUFACTURE AND SUPPLY THE PRODUCTS WE MARKET.

         We do not have and do not intend to establish any internal product testing, synthesis of bulk drug substance, or manufacturing capability for drug product. Accordingly, we depend on others to supply and manufacture the components incorporated into all of our finished drug products. The inability to contract for these purposes on acceptable terms could adversely affect our ability to develop and market our products. Failure by parties with whom we contract to perform adequately their responsibilities may delay the submission of products for regulatory approval, impair our ability to deliver our products on a timely basis or otherwise adversely affect our business and our prospects. The loss of a supply or manufacturing contractor could materially adversely affect our business and our prospects.

         The loss of either a bulk drug supplier or drug product manufacturer would require us to obtain regulatory clearance in the form of a "pre approval submission" and incur validation and other costs associated with the transfer of the bulk drug or drug product manufacturing process. We believe that it could take as long as one year for the FDA to approve such a submission. Because our products are targeted to relatively small markets and our manufacturing production runs are small by industry standards, we have not incurred the added costs to certify and maintain secondary sources of supply for bulk drug substance or backup drug product manufacturers. Should we lose either a bulk drug supplier or a drug product manufacturer, we could run out of salable product to meet marketing demands or investigational product for use in clinical trials, while we wait for the FDA to approve a new bulk drug supplier or drug product manufacturer. We cannot assure you that the change of a bulk drug supplier or drug product manufacturer and the transfer of the processes to another third party will be approved by the FDA, and if approved, in a timely manner. The loss of or the change of a bulk drug supplier or a drug product manufacturer could have a material adverse effect on our business and prospects.

BULK DRUG SUPPLY


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         Bulk drug substance is the active chemical compound used in the manufacture of our drug products. We depend substantially on Ash Stevens, Inc. for the supply of bulk drug substance used in Busulfex, Antizol, and Antizol-Vet. If we were to lose Ash Stevens as a supplier, we would be required to identify a new supplier for the bulk drug substance used in products that provided approximately 90% of 1998 total revenues and are expected to generate over 90% of 1999 total revenues. We depend substantially on Lonza, Inc. for the supply of bulk drug substance used in Xyrem. If we were to lose Lonza as a supplier, we would be required to identify a new supplier before an NDA is submitted for Xyrem. We also cannot assure you that our bulk drug supply arrangements with Ash Stevens and Lonza might not change in the future. We cannot assure you that any change would not adversely affect production of Busulfex, Antizol, Antizol-Vet, or Xyrem.

DRUG PRODUCT MANUFACTURE

         From bulk drug substance, drug product manufacturers formulate a finished drug product and package the product for sale or for use in clinical trials. We depend substantially on an affiliate of Boehringer Ingelheim for drug product manufacturing of Busulfex, Antizol, and Antizol-Vet. If we were to lose Boehringer as a manufacturer, we would be required to identify a new manufacturer for drug products that provided approximately 90% of 1998 total revenues and are expected to generate over 90% of 1999 total revenues. We have identified GlobalPharm as the drug product manufacturer for Xyrem and expect to contract with this company. Currently, however, we do not have a contract with GlobalPharm. If we do not contract with GlobalPharm, we would be required to identify a new drug product manufacturer before an NDA is submitted for Xyrem. We cannot assure you that our drug product manufacturing arrangements with Boehringer and GlobalPharm might not change in the future. We cannot assure you that any change would not adversely affect production of Busulfex, Antizol, Antizol-Vet, or Xyrem.

WE CANNOT CONTROL OUR CONTRACTORS' COMPLIANCE WITH APPLICABLE REGULATIONS.

         FDA regulations require good manufacturing practices to which bulk drug suppliers and manufacturers are subject. Foreign regulatory authorities impose similar rules and regulations. Our supply and manufacturing contractors must comply with these regulatory requirements. Failure by our contractors to comply with the FDA's good manufacturing practices or applicable foreign requirements could result in significant time delays in or an inability to commercialize or continue to market a product. Either result could have a material adverse effect on our business and prospects. Failure to comply with good marketing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, or potential criminal and civil liability for our company, our officers, or our employees. We cannot assure you that we will be able to maintain relationships either domestically or abroad with contractors whose facilities and procedures comply or will continue to comply with the FDA's good manufacturing practices or applicable foreign requirements.

WE DEPEND UPON OTHERS FOR DISTRIBUTION.

         We have an exclusive agreement with Cardinal Health, Inc. to provide a variety of services to support the effective distribution of our products. Cardinal will provide integrated distribution and operations services to process and support transactions between us and our wholesalers, specialty distributors, and direct customers. Cardinal also will provide reimbursement management, patient assistance and information hotline services, and specialty distribution and marketing services to physician practices. Busulfex, Cystadane, Elliotts B Solution,


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Antizol, Antizol-Vet, and Sucraid are currently distributed by Cardinal.
Cardinal also will distribute our proposed products should those products receive marketing clearance from the FDA. We will substantially depend upon Cardinal's ability to successfully distribute Busulfex, Elliotts B Solution, Antizol, Antizol-Vet, and Sucraid and all of our proposed products that receive marketing clearance from the FDA.

         Chronimed Inc. is the principal distributor, on a non-exclusive basis, in the United States for Cystadane. Chronimed distributes this product directly to patients through its mail order pharmacy. We substantially depend upon Chronimed's ability to successfully distribute Cystadane directly to patients in the United States.

         We cannot assure you that other distribution companies would be available or continue to be available on commercially acceptable terms. The loss of a distributor or failure to renew agreements with an existing distributor would have a material adverse effect on our business and prospects.


WE RELY ON FOREIGN MARKETING ALLIANCES AND HAVE NO ASSURANCE OF FOREIGN
LICENSEES.

         Our strategy to exploit foreign markets is to license foreign marketing and distribution rights after an NDA is submitted in the United States. We consider Europe, Japan, and Canada our most attractive foreign markets. Our current foreign developments are:

         * EUROPE. We have licensed the marketing and distribution rights for Busulfex, Antizol, Cystadane and Sucraid in Europe. If our licensees are unsuccessful in their distribution efforts, we may find it difficult to contract with other distributors for these products within Europe. Distribution of Busulfex, Cystadane and Sucraid is limited to "named patient" or "emergency use" basis until full regulatory approval is obtained. Antizol was approved in the United Kingdom in June 1999. Distribution of Antizol in the other countries in which it is licensed will continue under "named patient" or "emergency use" basis until the mutual recognition approvals are obtained in the other countries of Europe in the year 2000. We do not expect such "emergency use" distribution to result in material revenues.

         * AUSTRALIA AND NEW ZEALAND. We have licensed marketing and distribution rights for Cystadane and Sucraid in Australia and New Zealand, but sales of these products have not been material. We do not expect sales to increase in the near future to the point that they become material.

         * ISRAEL. We have licensed marketing and distribution rights for Antizol, Busulfex, Cystadane, Elliotts B Solution and Sucraid in Israel. Cystadane and Elliotts B Solution are formally registered. Distribution of Busulfex in Israel is limited to a "named patient" or "emergency use" basis until full regulatory approval is obtained. We do not expect such "emergency use" distribution to result in material revenues. We expect registration, approval and normal distribution of Busulfex to commence later in 1999.

         * CANADA. We have licensed marketing and distribution rights for Antizol in Canada. Preparations for formal registration are underway.

         * CENTRAL AMERICA. We have licensed marketing and distribution rights for Elliotts B Solution in Central America, but sales have not been material. We do not expect sales to increase in the near future to the point that they become material.

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We depend on our foreign licensees for the regulatory registration of our products in foreign countries. We cannot be sure that our licensees can obtain such registration. In addition, we cannot be sure that we will be able to negotiate commercially acceptable license agreements for our other products or in additional foreign countries. Furthermore, we cannot assure you that these companies will be successful in marketing and selling our products in their respective territories.

OUR PRODUCTS MIGHT BE RECALLED.

         A product may be recalled at our discretion or at the discretion of the FDA, the U.S. Federal Trade Commission, or other government agencies having regulatory authority for product sales. A recall may occur due to disputed labeling claims, manufacturing issues, quality defects, or other reasons. We cannot assure you that a product recall will not occur. We do not carry any insurance to cover the risk of a potential product recall. Any product recall could have a material adverse effect on our business and prospects.

WE FACE LIMITS ON PRICE FLEXIBILITY AND THIRD-PARTY REIMBURSEMENT.

         The flexibility of prices that we can charge for our products depends on government regulation, both in the United States and abroad, and on other third parties. One important factor is the extent to which reimbursement for our products will be available to patients from government health administration authorities, private health insurers and other third-party payors. Government officials and private health insurers are increasingly challenging the price of medical products and services. We are uncertain as to the pricing flexibility we will have with respect to, and if we will be reimbursed for, newly approved health care products.

         In the United States, we expect continuing federal and state proposals to implement government control of the pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price we receive for our products or products we may develop in the future. We may not be able to recover our development costs, which could be substantial. We may not be able to realize an appropriate profit margin. This could have a material adverse effect on our business. Furthermore, federal and state regulations govern or influence reimbursement of health care providers for medical treatment of certain patients. We cannot assure you that actions taken by federal and/or state governments, if any, with regard to health care reform will not have a material adverse effect on our business and prospects.

         Certain private health insurers and third-party payors may attempt to control costs further by selecting exclusive providers of pharmaceuticals. If such arrangements are made with our competitors, these insurers and third-party payors would not reimburse patients who purchase our competing products. This would diminish the market for our products and could have a material adverse effect on our business and prospects.

PATENTS AND OTHER PROPRIETARY RIGHTS ARE SIGNIFICANT FACTORS IN THE PHARMACEUTICAL INDUSTRY.

         The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The patent position of pharmaceutical firms is often highly uncertain and generally involves complex legal, technical and factual questions. Our success depends, in part, on our ability:

         * to enjoy, obtain and enforce protection for our products under United States and foreign patent laws and other intellectual property laws;
         *        to preserve the confidentiality of our trade secrets; and
         * to operate without infringing the proprietary rights of third parties.

         We evaluate the desirability of seeking patent or other forms of protection for our products in foreign markets based on the expected costs and relative benefits of attaining such protection. We cannot assure you that any patents will be issued from any applications or that any issued patents will afford us adequate protection or competitive advantage. We cannot assure you that any issued patents will not be challenged, invalidated, infringed or circumvented. Parties not affiliated with us have obtained or may obtain United States or foreign patents or possess or may possess proprietary rights relating to our products. We cannot assure you that patents now in existence or later issued to others will not adversely affect the development or commercialization of our products.

         We believe that the active ingredients or compounds in our FDA approved and proposed products, Cystadane, Elliotts B Solution, Antizol, Antizol-Vet, Xyrem and Sucraid, are in the public domain and presently are not subject to patent protection in the United States. However, we have filed patent applications with respect to our Xyrem product. United States patents issued to the licensor cover our formulation and use of Busulfex. We are pursuing additional patent applications in foreign countries with respect to Busulfex. We could, however, incur substantial costs asserting any infringement claims that we may have against others.

         We seek to protect our proprietary information and technology, in part, through confidentiality agreements and inventors' rights agreements with our employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise be disclosed to or discovered by our competitors.

         We also cannot assure you that our planned activities will not infringe patents owned by others. We could incur substantial costs in defending infringement suits brought against us. We also could incur substantial costs in connection with any suits relating to matters for which we have agreed to indemnify our licensors or distributors. An adverse outcome in any such litigation could have a material adverse effect on our business and prospects. In addition, we often must obtain licenses under patents or other proprietary rights of third parties. We cannot assure you that we can obtain any such licenses on acceptable terms, if at all. If we cannot obtain required licenses on acceptable terms, we could encounter substantial difficulties in developing, manufacturing or marketing one or more of our products.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY.

         Competition in the pharmaceutical industry is intense. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, marketing experience, research and development staffs and facilities than we do. We seek to limit potential sources of competition by developing products that are eligible for orphan drug designation and NDA approval or other forms of protection. We cannot assure you, however, that our competitors will not succeed in developing similar technologies and products more rapidly than we can. Similarly, we cannot assure you that these competing technologies and products will not be more effective than any of those that we have developed or are currently developing.

WE EXPECT RAPID TECHNOLOGICAL CHANGE TO BE CONSTANT IN OUR INDUSTRY.

         The pharmaceutical industry has experienced rapid and significant technological change. We expect that pharmaceutical technology will continue to develop rapidly, and our future success will depend, in large part, on our ability to develop and maintain a competitive position. Technological development by others may result in our products becoming obsolete before they are marketed or before we recover a significant portion of the development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of our products, which would adversely affect our business and our prospects.

WE FACE SUBSTANTIAL PRODUCT LIABILITY AND INSURANCE RISKS.

         Testing and selling health care products entails the inherent risk of product liability claims. The cost of product liability insurance coverage has increased. Substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. We currently carry product liability coverage in the aggregate amount of $10 million for all claims made in any policy year. Although to date we have not been the subject of any product liability or other claims, we cannot assure you that we will be able to maintain product liability insurance on acceptable terms or that our insurance will provide adequate coverage against potential claims. A successful uninsured product liability or other claim against us could have a material adverse effect on our business and prospects.

IMPACT OF YEAR 2000 READINESS ISSUE.

         We have assessed and continue to assess the impact of the so called "Year 2000 Readiness Issue" on our reporting systems and operations. The Year 2000 Readiness Issue relates to the ability of computer hardware, software, and firmware products to accurately process date/time data (including calculating, comparing, and sequencing) from, into, and between the twentieth and twenty-first centuries, and the years 1999 and 2000 and leap year calculations. The Year 2000 Readiness Issue also relates to the ability to properly exchange time/date data between such products. Systems that are not year 2000 compliant might recognize the year 2000 as the year 1900, or not recognize a year at all. This inability to recognize or properly treat the year 2000 may cause our systems, or the systems used by our suppliers, distributors, customers or regulatory agencies such as the FDA, to process critical financial and operational information incorrectly, or not at all.

         Our information technology systems consist of computer hardware systems and software applications supplied by third parties. Our strategy has been to replace our information technology systems with current technology, which is both year 2000 compliant and more efficient. We have also purchased and implemented financial and operational software upgrades that are year 2000 compliant. For the nine months ended September 30, 1999, our information technology system purchases have not been material. Our information technology systems are year 2000 compliant.

         Our assessment of internal systems includes a review of non-information technology systems. This assessment includes a review of our internal equipment and facilities. Based upon this review, we believe that our processes and equipment are year 2000 compliant.

         We have identified third parties, with which we have material relationships, including suppliers, distributors and other key vendors of materials and services. These parties or organizations have confirmed that they have implemented Year 2000 Readiness Programs. We have not developed a contingency plan to provide for continuity of business operations in the event material third parties experience a disruption of service due to the Year 2000 Readiness Issue. Potential problems include, but are not limited to, loss of electricity, loss of communications (data and voice), and loss of transportation services. However, even if all material third parties confirm that they are or expect to be year 2000 compliant by December 31, 1999, we cannot state with certainty that such parties will be compliant. Failure of third party systems on which we rely could significantly disrupt our ability to transact business with our customers and suppliers. It is impossible to assess fully the potential consequences in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking and government.

                               -------------------

         This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                           ABOUT ORPHAN MEDICAL, INC.

         Orphan Medical, Inc. was incorporated on June 17, 1994 in order to carry on the business previously conducted by the Orphan Medical Division of Chronimed, Inc. We acquire, develop, and market products of high medical value intended to address inadequately treated or uncommon diseases within selected strategic therapeutic market segments. A drug has high medical value if it offers a major improvement in the safety or efficacy of patient treatment and has no substantial equivalent substitute. Our activities have consisted primarily of obtaining the rights for pharmaceutical products, hiring the personnel required to implement our business plan, managing the development of these products, preparing for the commercial introduction of six products and fund raising. At September 30, 1999, six of our products, Busulfex, Elliotts B Solution, Cystadane, Antizol-Vet, Antizol and Sucraid have been approved by the FDA for marketing and are commercially available. One product, Xyrem, was, and continues to be, in active development. We expect to seek additional products for development. We have not generated sufficient levels of revenue from our approved products to date to fund our operating activities and have sustained significant operating losses each year since inception. In addition, we expect operating losses to continue through 2000. In the first quarter of 1999, we no longer considered our company to be in the development stage.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, 1735
K. Street N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all the shares:

         *        Annual Report on Form 10-K for the year ended December 31,
                  1998;
         * Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999;
         * Current Reports on Form 8-K filed on February 11, 1999 and August 8, 1999; and
         * the description of the common stock contained in our Registration Statement on Form S-1, dated March 11, 1996 (File No. 333-2200), and any amendment or report filed to update such description filed subsequent to the date of this prospectus and prior to the termination of the offering of the shares.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                              Orphan Medical, Inc.
                        13911 Ridgedale Drive, Suite 250
                           Minnetonka, Minnesota 55305
                                Attn: Tim McGrath
                                 (612) 513-6900

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                              SELLING SHAREHOLDERS

         We have agreed to register 216,725 shares for resale by the selling shareholders. All of these shares may be issued upon the exercise of warrants owned by the selling shareholders. This number does not include an indeterminate number of shares that may be registered and issued in accordance with Rule 416 under the Securities Act of 1933, as amended, to prevent dilution of the common stock resulting from stock splits, stock dividends or other events, or changes in the exercise price of warrants.

          The following table lists the selling shareholders and the number of shares they beneficially own as of November 5, 1999 and the number of shares that they may sell upon registration.

                                                  Number of Shares of         Maximum       Number of Shares
                         Number of Shares of         Common Stock         Number of Shares   of Common Stock
                            Common Stock          Subject to Warrants        to be Sold       Beneficially
   Name of Selling       Beneficially Owned    Beneficially Owned Prior   Pursuant to this   Owned After the
     Shareholder        Prior to the Offering      to the Offering        Prospectus(1)(2)     Offering(1)
----------------------  ---------------------  ------------------------  -----------------  ----------------
John C. Feltl                          2,400                      1,000              1,000             1,400
James Chica                            5,000                      5,000              5,000                 0
Timothy Friederichs                    7,051                      7,051              7,051                 0
John Ryden                             2,500                      2,500              2,500                 0
Dennis Hanish                          2,500                      2,500              2,500                 0
David Lantz                            5,000                      5,000              5,000                 0
Jane Higgens                          10,000                      5,000              5,000             5,000
Richard Heise                         87,521                     87,521             87,521                 0
John E. Feltl                         95,147                     92,521             92,521             2,626
Joseph Buska                          22,632                      5,632              5,632            17,000
Dennis Nielsen                         1,500                      1,500              1,500                 0
Ernest Andberg                         1,500                      1,500              1,500                 0
                        --------------------   ------------------------  -----------------  ----------------
Total                                242,751                    216,725            216,725            26,026

         (1) Assumes the sale of all of the shares offered by this prospectus.
         (2) Includes warrants to purchase a total of 216,725 shares of common stock.

                              PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholders. As used in this prospectus, the term "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares. The selling shareholders shall bear any fees and expenses of any attorneys or other advisors retained by the selling shareholders in connection with the registration.

         The selling shareholders may offer and sell the shares from time to time in one or more types of the following transactions at prevailing market prices or at negotiated prices:

         *        block transactions
         *        on the Nasdaq National Market
         * directly with market makers or in privately negotiated transactions
         *        through put or call option transactions
         *        through short sales, or
         *        a combination of these methods of sale.

Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders regarding the sale of their shares. In addition, we are not aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. The selling shareholders may also resell all or a portion of these shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule. We cannot assure you that the selling shareholders will sell any or all of the shares that they offer.

         The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Exchange Act.

         Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

         (i) the name of each such selling shareholder and of the participating brokers or dealers,

         (ii)     the number of shares involved,

         (iii)    the price at which such shares were sold,

         (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable,

         (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

         (vi)     other facts material to the transaction.

In addition, upon notification to us by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed if required.

                                  LEGAL MATTERS

         The validity of the shares offered in this prospectus has been passed upon by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                     EXPERTS

         Ernst and Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst and Young LLP's report, given on their authority as experts in accounting and auditing.